82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030548

REGISTRANT'S NAME Int'l Rochester Energy

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
APR 16 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 2206 FISCAL YEAR 9-30-01

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

02 MAR -- 8:07

INTERNATIONAL ROCHESTER ENERGY CORP.
#120 - 280 Nelson Street
Vancouver, B.C. V6B 2E2
Tel: 604-899-3360
E-mail: rochester@telus.net

82-2206

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of Shareholders of INTERNATIONAL ROCHESTER ENERGY CORP. (hereinafter called the "Company") will be held in the 1700 – 1075 West Georgia St., Vancouver, BC, on Thursday, the 28th day of March, 2002 at the hour of 10:00 in the morning, Vancouver time, for the following purposes:

1. to receive the Report of the Directors;
2. to receive the financial statements of the Company for its fiscal year ended September 30, 2001 and the report of the Auditors thereon;
3. to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;
4. to determine the number of directors and to elect directors;
5. to approve, with or without amendment, a special resolution authorizing the application for a Certificate of Continuance under the *Company Act* (British Columbia), and further to authorize the directors to abandon the application, without further approval, if they deem such action necessary as set out in Schedule "A" to the Information Circular accompanying this Notice;
6. to consider and, if thought fit, to authorize, with or without amendment, a Special Resolution to change the name of the Company from "International Rochester Energy Corp." to "Rochester Enterprises Inc." or such other name as may be acceptable to the relevant regulatory authorities and to the board of directors of the Company, and altering the share capital of the Company by consolidating each common share on up to a nine for one basis, such number being subject to the determination of the Board of Directors of the Company in their sole discretion, details of which are set out in the information circular accompanying this Notice; and
7. to transact such other business as may properly come before the Meeting.

Accompanying this Notice is, among other documents, an Information Circular and Form of Proxy. A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his place. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Instructions for Completion of Proxy on the back of the Form of Proxy enclosed herewith and then complete and return the Proxy. The Form of Proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. The enclosed Form of Proxy is solicited by Management, but you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Shareholders have the right to dissent with respect to the Special Resolution approving the Continuation and, if the Continuation becomes effective, to be paid the fair value of their shares in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta, the "ABCA"). A dissenting Shareholder must send to the Company a written objection to the Special Resolution, which written objection must be received by the Secretary of the Company or the Chairman of the Meeting at or before

AR/S
9-30-01

the Meeting. A Shareholder's right to dissent is more particularly described in the accompanying Information Circular and the text of Section 191 of the ABCA set forth as Schedule "B" to the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, may result in the loss of any right of dissent. Persons who are beneficial owners of the Company's common shares ("Common Shares") registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, if you are a beneficial owner of Common Shares desiring to exercise your right of dissent, you must make arrangements for the Common Shares beneficially owned by you to be registered in your name prior to the time the written objection to the Special Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of your Common Shares to dissent on your behalf.**

DATED at Vancouver, British Columbia, this 14th day of February, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Philip J. Walsh"
President

INTERNATIONAL ROCHESTER ENERGY CORP.
#120 - 280 Nelson Street
Vancouver, B.C. V6B 2E2
Tel: 604-899-3360
E-mail: rochester@telus.net

INFORMATION CIRCULAR
as at and dated February 14, 2002

This Information Circular accompanies the Notice of Annual General and Special Meeting of Shareholders of International Rochester Energy Corp. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PROXIES

Those shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY.

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding common shares of the Company ("Shares") on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Each of the persons named in the enclosed form of proxy to represent shareholders at the Meeting is a director and/or officer of the Company. **Each shareholder has the right to appoint some other person to represent him at the Meeting and may exercise this right by inserting such other person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.** A person so appointed to represent a shareholder at the Meeting need not be a shareholder.

If a shareholder who has given a proxy wishes to revoke it, the proxy may be revoked, in addition to revocation in any other manner permitted by law, by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

On any ballot that may be called for at the Meeting, all Shares in respect of which the persons named in the enclosed form of proxy have been appointed to act will be voted in accordance with the specifications made on the proxy. **If a specification is not made with respect to any matter, the Shares will be voted FOR that matter.**

The form of proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the Notice of the Meeting and with respect to any other matters that may properly come before the Meeting. Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, should any other matters properly come before the Meeting, the Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the Shares represented by the proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preference shares issuable in series. There are issued and outstanding 9,280,290 Shares. At a Meeting of the Company, on a show of hands, every shareholder present in person or by proxy and entitled to vote shall have one vote and on a poll, every shareholder present or in person or represented by proxy shall have one vote for each Share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 12th day of February, 2002 will be entitled to receive notice of and to vote at the Meeting.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the Shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at three for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors (the "Board") and information concerning them as furnished by the individual nominees as follows:

4

Name & Municipality of Residence and Principal Office Held	Present principal occupation and, if not an elected director, principal occupation within five preceding years	Director Since	Shares Beneficially Owned or Controlled as at the date hereof
PHILIP J. WALSH(1) Vancouver, B.C. Director and President	President, International Rochester Energy Corp.	Nov. 18, 1996	282,833 Shares
J. VICTOR VAN SLYKE(1) Vancouver, B.C. Director	Director, Retired	Jun. 8, 2000	Nil
MARCUS FOSTER(1) Vancouver, B.C.	President of Pacific Iron & Steel Products Ltd. Mr. Foster has been the President and a Director of Intwood Investments, a company controlled by Mr. Foster. From 1997 to 1998, Mr. Foster was the President and a Director of Asia Sapphires Ltd. (previously, Prescott Resources Ltd.), a B.C. reporting issuer. From 1992 to 1996, he was the Vice President and Director of European Garnet Ltd., a British Columbia public company.	Mar. 30, 2001	Nil

(1) Member of the Audit Committee

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the individuals who were as at September 30, 2001, the President and the other four most highly compensated executive officers of the Company, whose individual total compensation for the most recent financial year exceeded $100,000, (collectively "the Named Executive Officers"), if any, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen-sation ($)
P.J. Walsh Chairman & current President	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	45,000[1] 316,000[1,3] 90,000[1]	Nil Nil 182,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
W.A. Trickett former President & CEO	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil 112,000[2] 178,817[2]	Nil Nil 900,000[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Compensation paid to Taff Management Ltd., a related private corporation, for the provision of management services to the Company.

(2) Compensation received by Fogo Holdings Ltd., a related private corporation, for the provision of management and administrative services.

(3) Effective June 30, 2000, Mr. Walsh's company, Taff Management Ltd., was paid a fee of $261,250 by the Company in consideration of organizing the redemption of the Company's outstanding convertible notes, which were redeemed effective June 23, 2000. On June 30, 2000, Mr. Walsh repaid to the Company a loan of $250,000 and all accrued and unpaid interest.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as incentive for performance (whereby performance is measured by reference to financial performance of the price of the Company's securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights ("SARs") Granted During the Most Recently Completed Financial Year

There have been no stock options granted or renegotiated to executive officers and directors (that is, not including employees or consultants) of the Company for the fiscal year ended September 30, 2001. As at September 30, 2001, the Company had no stock options outstanding.

Stock Appreciation Rights

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officer or directors during the most recently completed financial year.

Aggregated Option/SARs Exercised

The following table sets forth details of all exercised stock options/SARs during the most recently completed financial year by each of the Named Executive Officers and the financial year end value of unexercised in-the-money options/SARs on an aggregated basis.

Aggregated Option/SARs Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#)	Value of Unexercised in the Money Options at Fiscal Year End ($)
n/a				n/a

Defined Benefit of Actuarial Plan Disclosure

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have an employment contract with any Named Executive Officer. The Company and its subsidiaries do not have any compensatory plans or arrangements in respect of compensation received or that may be received by any Named Executive Officer in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officer or (c) a change in responsibilities for the Named Executive Officer following a change of control where the amount involved (including all periodic payments or installments) exceeds $100,000.

Directors' Compensation

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments, except directors are reimbursed for actual expenses reasonably incurred in connection with performance of their duties as directors and certain directors have been compensated for services as consultants or experts by the Company. See "Summary Compensation Table" above.

The Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time. The Company did not grant any stock options to the Directors during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

APPOINTMENT OF AUDITORS

Shareholders of the Company at the meeting will be asked to vote for the appointment of Davidson & Company of Vancouver, BC as auditors of the Company to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration. Davidson & Company were appointed auditors on January 14, 2002. Prior to that PriceWaterhouseCoopers LLP, Chartered Accountants, were the Company's auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's fiscal financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no Management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

A. SPECIAL RESOLUTION TO EFFECT CONTINUANCE TO BRITISH COLUMBIA

At the Meeting, shareholders will be asked to consider and, if thought fit, to authorize, with or without amendment, as a Special Resolution (the "Continuance Resolution"), the application of the Company to the Registrar of Companies (the "Registrar") under the *Company Act (British Columbia)* (the "BCCA") for a Certificate of Continuance continuing the Company under the BCCA (the "Continuance"), and further to authorize the directors of the Company to abandon the application without further approval of the shareholders, if they deem such action necessary.

The text of the Continuance Resolution to be submitted to the Meeting is attached hereto as Schedule "A".

The Company is proposing to continue into British Columbia because it now has its corporate headquarters in Vancouver.

If the Continuance is approved, the existing Articles and By-Laws of the Company will be replaced by Memorandum and Articles, which together will constitute the governing instruments of the

8

continued company under the BCCA. The essential provisions of the existing Articles and By-Laws of the Company will be adopted and continued into British Columbia, except that the Company's authorized share capital shall be altered by fixing the number of common shares authorized for issuance at 100,000,000, instead of an unlimited number. Copies of the proposed Memorandum and Articles are available upon request from the Company.

Alberta Versus British Columbia Law

In the event that the shareholders approve the Continuance and a Certificate of Continuance is obtained under the BCCA, the Company will be treated as if it had been incorporated under the BCCA, rather than the *Business Corporations Act* (Alberta) (the "ABCA") which now governs its affairs. The relevant portions of the ABCA concerning the rights of shareholders, the rights, powers and obligations of the directors and the power and authority of the Company are substantially similar to those of the BCCA and, accordingly, will not significantly change as a result of the Continuance.

Voting

The Continuance Resolution requires approval as a "special resolution" under the ABCA, which means a resolution passed by a majority of not less than two-thirds of the votes cast by those shareholders of a company, who, being entitled to do so, vote in person or by proxy at a meeting of the company where not less than 21 days notice of the meeting has been given.

The directors of the Company may, notwithstanding requisite shareholder approval, abandon the application without further approval of the shareholders, if they deem such action necessary, all as provided under the ABCA.

If the resolution authorizing the Continuance is passed, it will take effect on the date the Registrar receives the Articles of Continuance for filing and issues a "Certificate of Continuance" for the Company. **It is not intended to effect this change immediately after the Meeting.**

Right Of Dissent

The following description of the right of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his or her Common Shares and is qualified in its entirety by the reference to the full text Section 191 of the ABCA which is attached to this Information Circular as Schedule "B". A Shareholder intending to exercise his or her right of dissent should carefully consider and comply with the provisions of Section 191 of the ABCA. Failure to comply with the provisions of Section 191 of the ABCA, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Shareholder is entitled, in addition to any other right the Shareholder may have, to dissent and to be paid by the Company the fair value of the Common Shares held by the registered Shareholder in respect of which the right of dissent is exercised, determined as of the close of business on the last business day before the day on which the action approved by the resolution, from which the right of dissent is exercised, becomes effective. A Shareholder may dissent only with respect to all of the Common Shares held by such Shareholder or with respect to all of the Common Shares held on behalf of any one beneficial owner and registered in the dissenting Shareholder's name. **Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owners of Common Shares are entitled to dissent. Accordingly, if you are a beneficial owner of Common**

9

Shares desiring to exercise your right of dissent, you must make arrangements for the Common Shares beneficially owned by you to be registered in your name prior to the time the written objection to the Special Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of your Common Shares to dissent on your behalf.

A Dissenting Shareholder must send to the Company a written objection to the Special Resolution, which written objection must be received by the Secretary of the Company at its registered office, 3300, 421- 7th Ave. S.W., Calgary, Alberta T2P 4K9, or the Chairman of the Meeting at or before the Meeting. An application may be made to the Court to fix the fair value of the Dissenting Shareholder's Common Shares after the Effective Date. If an application to the Court is made by either the Company or a Dissenting Shareholder, the Company must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the Board of Directors to be the fair value of the Common Shares. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least ten days before the date on which the application is returnable, if the Company is the applicant, or within ten days after the Company is served with notice of the application, if a Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with the Company for the purchase of their Common Shares by the Company in the amount of the Company's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Company and in favour of each of those Dissenting Shareholders, and fixing the time within which the Company must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Shareholder ceases to have any rights as a Shareholder until the date of payment.

On the Continuation becoming effective, or upon the making of an agreement between the Company and the Dissenting Shareholder as to the payment to be made by the Company to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of the Common Shares in the amount agreed to between the Company and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw his or her dissent, or the Company may rescind the Special Resolution, and in either event the dissent proceedings in respect of that Dissenting Shareholder will be discontinued.

B. APPROVAL OF CONSOLIDATION AND NAME CHANGE

At the Meeting, Shareholders will be asked to consider and, if thought fit, to authorize, with or without amendment, a Special Resolution, to approve:

a) the change of name of the Company from "International Rochester Energy Corp." to "Rochester Enterprises Inc." or such other name as may be acceptable to the relevant regulatory authorities and to the board of directors of the Company; and

b) the alteration of the share capital of the Company by consolidating up to every nine of the common shares without par value of the Company into one common share without par value, such number being subject to the determination of the Board of Directors of the Company in their sole discretion;

and further to authorize the Directors of the Company to abandon the application without further approval of the shareholders, if they deem such action necessary.

If the resolution authorizing the proposed changes is passed, it will take effect until it is recorded with the appropriate corporate registry.

The proposed consolidation will not alter or change in any way any shareholder's proportion of votes to total votes, however, the total votes capable of being cast by shareholders at a Meeting of the Company in the future will be reduced if the special resolution is passed. Any resulting fractional share will be dealt with by taking the number of shares issuable on the exchange to the nearest lower whole share.

The consolidation and name change are being made in order to facilitate the acquisition of a new business by the Company, which is necessary for the Company's future.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

BY ORDER OF THE BOARD OF DIRECTORS

"Philip J. Walsh"
President

SCHEDULE "A"

SPECIAL RESOLUTION RE: CONTINUANCE TO BRITISH COLUMBIA

INTERNATIONAL ROCHESTER ENERGY CORP.
(the "Company")

RESOLVED, as a special resolution, that:

1. Pursuant to Section 189(1) of the *Business Corporations Act* (Alberta) (the "ABCA"), the Company is authorized to apply to the appropriate official or public body under the ABCA requesting that the Company be continued as if it had been incorporated under the laws of British Columbia, and the Company file an Instrument of Continuation with the Registrar of Companies for the Province of British Columbia continuing the Company as if it had been incorporated under the laws of the Province of British Columbia, and make application to the appropriate official or public body under the ABCA for a Certificate of Discontinuance;

2. subject to such continuance and the issue of such Certificate of Discontinuance and without affecting the validity of the Company and the existence of the Company by or under its charter and of any act done thereunder, its charter is hereby amended to make all changes necessary to conform to the *Company Act* (British Columbia) and by substituting for the provisions of its Articles of Continuance and By-Laws under the ABCA, the provisions set out in the Memorandum and Articles attached as Schedules 1 and 2 to the Instrument of Continuation and initialled by an officer or director of the Company;

3. any one director or officer of the Company is hereby authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing, including certifying that the Company is in good standing and that the continuation will not adversely affect the shareholders' or creditors' rights; and

4. The directors of the Company in their sole discretion may abandon this application for continuance without further approval of the shareholders of the Company.

SCHEDULE "B"

Text of Section 191 of the *Business Corporations Act* (Alberta)

Shareholders have the right to dissent in respect of the Continuation. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below.

Shareholder's right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or (b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
INTERNATIONAL ROCHESTER ENERGY CORP.	01	09	30	02	02	04

ISSUER ADDRESS
SUITE 1004 – 750 WEST PENDER STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T7	604-682-2331	604-682-6199

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
PHILIP J. WALSH	PRESIDENT	604-682-6199

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
pwalsh@look.ca	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"PHILIP J. WALSH"	PHILIP J. WALSH	02	02	14
"MARCUS N. FOSTER"	MARCUS N. FOSTER	02	02	14

FIN51-901F Rev.2000/12/19

16

INTERNATIONAL ROCHESTER ENERGY CORP.
FORM 51-901F – QUARTERLY AND YEAR END REPORT
SEPTEMBER 30, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended September 30, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:
   See attached audited financial statements for the year ended September 30, 2001.

2. Related party transactions:
   See Note 5 of the attached audited financial statements for the year ended September 30, 2001.

3. Summary of securities issued and options granted during the reporting period:
   a) There were no securities issued during the period
   b) There were no options granted during the period.

4. Summary of securities as at the end of the reporting period:
   a) Authorized capital stock: Unlimited common shares without par value
      Unlimited preference shares without par value
   b) Issued and outstanding:

	Number of Shares		Amount
Balance, September 30, 2001 and 2000	9,280,290	$	9,303,558

   c) As at September 30, 2001, the Company had no stock options or share purchase warrants outstanding.
   d) There are no shares held in escrow.

5. Directors and officers: Philip J. Walsh – Director and President
   Marcus N. Foster – Director and Secretary
   J. Victor Van Slyke – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management discussion

International Rochester Energy Corp., an unlisted, reporting, public company has, during the past year, been attempting to finalize the acquisition of Pacific Iron and Steel Ltd. Due to general market conditions and various other factors the acquisition has not closed and subsequent to the Company's year-end the acquisition agreement has been terminated, as has, the previously approved consolidation of share capital and name change. Management is now actively seeking and reviewing alternative business opportunities.

Financial

During the year the Company incurred a loss of $391,022 compared to a loss of $1,815,489 for the previous year. The current loss includes a realized loss and write-down in the carrying value of marketable securities of $198,973 compared to $301,577 last year. General administrative costs totaled $97,968 for the year compared to $412,881 in the previous year. Cash reserves at year-end were $2,115 with current liabilities at $32,913. Accrued management fees of $27,000 are included in the current liabilities. Sale of the marketable securities will augment cash reserves to cover, as far as possible, ongoing administrative costs.

INTERNATIONAL ROCHESTER ENERGY CORP.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

18

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
International Rochester Energy Corp.

We have audited the balance sheet of International Rochester Energy Corp. as at September 30, 2001 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and the results of its operations and changes to its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The audited consolidated financial statements as at September 30, 2000 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated January 5, 2001.

Davidson & Company

Chartered Accountants

Vancouver, Canada

February 4, 2002

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

INTERNATIONAL ROCHESTER ENERGY CORP.
BALANCE SHEET
AS AT SEPTEMBER 30

		2001		2000
ASSETS				
Current				
Cash	$	2,115	$	8,536
Receivables		676		3,829
Deposit (Note 3)		1		50,000
Marketable securities (Note 4)		55,680		388,742
	$	58,472	$	451,107
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	5,913	$	30,313
Due to related party (Note 5)		27,000		4,213
		32,913		34,526
Shareholders' equity				
Capital stock (Note 6)		9,303,558		9,303,558
Deficit		(9,277,999)		(8,886,977)
		25,559		416,581
	$	58,472	$	451,107

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Philip J. Walsh" Director "Marcus N. Foster" Director

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ROCHESTER ENERGY CORP.
STATEMENT OF OPERATIONS AND DEFICIT
YEAR ENDED SEPTEMBER 30

	2001	2000
OPERATING EXPENSES		
Finance	$ -	$ 570,804
General and administrative	97,968	412,881
Management fees	45,000	250,000
Amortization and convertible notes issue costs	-	297,932
	(142,968)	(1,531,617)
Loss before other items		
OTHER ITEMS		
Interest	918	17,705
Loss on sale of marketable securities	(66,552)	-
Write-down of marketable securities	(132,421)	(301,577)
Write-down of deposit	(49,999)	-
	(248,054)	(283,872)
Net loss for the year	(391,022)	(1,815,489)
Deficit, beginning of year	(8,886,977)	(11,404,449)
Redemption of convertible notes (Note 6 and 8)	-	4,332,961
Deficit, end of year	$ (9,277,999)	$ (8,886,977)
Basic and fully diluted loss per common share	$ (0.04)	$ (0.20)
Basic and fully diluted average number of common shares outstanding	9,280,290	9,280,290

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ROCHESTER ENERGY CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (391,022)	$ (1,815,489)
Adjustments to reconcile loss to net cash used in operating activities:		
Amortization	-	3,736
Amortization of convertible notes issue costs	-	297,932
Convertible notes accretion	-	570,804
Loss on sale of marketable securities	66,552	-
Write-down of marketable securities	132,421	301,577
Write-down of deposit	49,999	-
Changes in non-cash working capital items:		
Decrease in receivables	3,153	10,461
Increase in deposit	-	(50,000)
Decrease in marketable securities	-	87,165
Decrease in accounts payable and accrued liabilities	(24,400)	(43,793)
Increase in due to related party	22,787	-
Decrease in interest payable	-	(89,325)
Net cash used in operating activities	(140,510)	(726,932)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of capital assets	-	20,116
Loan to director repaid	-	250,000
Proceeds from sale of marketable securities	134,089	-
Net cash provided by investing activities	134,089	270,116
Change in cash for the year	(6,421)	(456,816)
Cash, beginning of year	8,536	465,352
Cash, end of year	$ 2,115	$ 8,536
Cash paid during the year for interest and taxes	$ -	$ -

Supplemental disclosure of non-cash investing and financing activities:

During the year ended September 30, 2001, there were no significant non-cash investing and financing activities.

During the year ended September 30, 2000, the Company redeemed all of the outstanding 6% Series "A" senior convertible notes by the distribution of an aggregate of 2,183,500 common shares of Harken Energy Corporation to the noteholders in full settlement of all amounts owing in respect to principal and interest.

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and is in the process of identifying, evaluating and negotiating business opportunities.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	2001	2000
Deficit	$ (9,277,999)	$ (8,886,977)
Working capital	25,559	416,581

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Principles of consolidation

The consolidated financial statements for the year ended September 30, 2000 include the accounts of the Company and its wholly owned subsidiary, Rochester Enterprises, Ltd. All significant inter-company balances and transactions were eliminated upon consolidation. During the year ended September 30, 2001, the Company dissolved its wholly-owned subsidiary. The net assets included in the subsidiary were nominal at dissolution and accordingly, no adjustments were recorded as part of the dissolution.

Financial instruments

The Company's financial instruments consist of cash, receivables, deposit, marketable securities, accounts payable and accrued liabilities and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on an aggregate basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock based compensation

The Company grants options pursuant to the applicable regulatory policies as described in Note 6. No compensation expense is recognized when stock options are granted. Consideration paid for the shares on exercise of the stock options is credited to capital stock.

Future income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Segmented information

The Company conducts substantially all of its operations in Canada in one business segment.

Loss per share

Loss per share amounts has been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted loss per share. The new standard has been applied on a retroactive basis and has no impact on the amounts presented.

Diluted loss per share considers the dilutive impact of the exercise of outstanding stock options and warrants as if the events had occurred at the beginning of the period or at time of issuance, if later. For the years ended September 30, 2001 and 2000, this calculation proved to be anti-dilutive.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. CONTINGENCY

On August 24, 2000, the Company entered into an agreement ("the Agreement") to acquire all the issued and outstanding shares of Pacific Iron and Steel Corporation Ltd. ("PISP") upon PISP fulfilling certain commitments, including the completion of a US$4,000,000 financing. PISP is a private British Columbia company that is initiating the organization and construction of a steel slab production facility near Prince Rupert, British Columbia. The Company paid a $50,000 deposit to PISP in connection with the deal.

3. **CONTINGENCY** (cont'd...)

On September 27, 2000, the shareholders of the Company voted to consolidate the Company's share capital on the basis of one-for-three common shares outstanding. This would have resulted in the Company having 3,093,430 common shares outstanding and options outstanding for the purchase of a further 169,000 common shares. The shareholders also approved the transaction with PISP, including the issue of 9,610,000 common shares to the vendors of PISP and a further 490,000 common shares to Taff Management Corp., a company controlled by the President of the Company, as a bonus fee, both on a post consolidation basis. The share consolidation and the issue of the new common shares would only occur upon PISP fulfilling its commitments under the August 24, 2000 agreement and the Company obtaining regulatory approval to complete the deal.

On October 24, 2000, the Agreement was amended to extend the closing date of the transaction from September 30, 2000 to January 31, 2001.

Subsequent to the year end, on January 21, 2002, the vendors of PISP and the Company agreed to terminate the Agreement with no further obligations on any party, with the exception that in the event PISP is successful in completing the US$4,000,000 financing, PISP will refund the deposit of $50,000 to the Company upon closing of the financing. Both parties agreed that if the Company has not entered into any other re-activation plan when PISP has funding commitments in hand and seeks to be in the public market, further discussions would be held to reactivate the original agreement.

As at September 30, 2001, the deposit of $50,000 was written-down to a nominal amount.

4. **MARKETABLE SECURITIES**

	2001	2000
Marketable securities	$ 55,680	$ 388,742

Marketable securities at September 30, 2001 had an aggregate quoted market value of $55,680 (2000 - $388,742).

5. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) The Company paid and accrued $45,000 (2000 - $316,000) in corporate and financial management and administrative services to a company of which the president is a principal shareholder.

b) The Company paid $Nil (2000 - $112,000) in management fees to the former President of the Company.

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

6. CAPITAL STOCK

	Number of Shares	Share Value	Conversion Option Premium	Amount
Authorized				
Unlimited common shares without par value				
Unlimited preference shares without par value				
Issued				
Balance as at September 30, 1999	9,280,290	$ 9,303,558	$ 930,694	$ 10,234,252
Redemption of notes	-	-	(930,694)	(930,694)
Balance as at September 30, 2000 and 2001	9,280,290	$ 9,303,558	$ -	$ 9,303,558

Stock options

Under the stock option plan, the Company is authorized to grant stock options to directors, officers, employees and persons who provide services to the Company, for the issue of up to 1,600,000 common shares. The stock options will vest over 4 years.

Stock options, transactions and number of options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding as at September 30, 1999	1,233,667	$ 0.46
Granted	-	-
Exercised	-	-
Expired/cancelled	(726,667)	0.65
Outstanding as at September 30, 2000	507,000	0.26
Granted	-	-
Exercised	-	-
Expired/cancelled	(507,000)	0.26
Outstanding as at September 30, 2001	-	$ -

At September 30, 2001, there were no employee and director incentive stock options outstanding.

7. DEFERRED CHARGES

	2001	2000
Convertible note issue costs	$ -	$ 754,751
Written off during the year	-	(754,751)
Balance, end of year	-	$ -

8. CONVERTIBLE NOTES

The convertible notes had a face value of $15,000 each, bear interest at 6% per annum payable annually on June 30 and mature on June 30, 2001. A premium of 20% was payable on all principal outstanding at maturity. During the year ended September 30, 2000, the Company redeemed all of the outstanding 6% Series "A" senior convertible notes by the distribution of an aggregate of 2,183,500 common shares of Harken Energy Corporation to the Noteholders, in full settlement of all amounts owing in respect of principal and interest. Pursuant to this transaction, the Noteholders relinquished their security interest over the assets of the Company.

The changes during the year comprise the following:

	2001	2000
Balance, beginning of year	$ -	$ 6,346,715
Financial expense	-	570,804
Interest accrued	-	89,324
Distribution of Harken Energy Corporation common shares	-	(3,604,576)
Redemption difference transferred to retained earnings (deficit)	-	(3,402,267)
Balance, end of year	$ -	$ -

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	2001	2000
Loss before income taxes	$ (391,022)	$ (1,815,489)
Expected income tax recovery at statutory rate of 44.62% (2000 – 45.62%)	$ (174,474)	$ (828,226)
Unrecognized tax benefits of losses and temporary differences	174,474	828,226
Total income taxes	$ -	$ -

9. INCOME TAXES (cont'd...)

Subject to certain restrictions, the Company has non-capital losses carried forward of approximately $4,113,000 which expire at various dates from 2002 to 2008. They may be utilized to offset future taxable income. Future tax benefits, which may arise as a result of these non-capital losses have not been recognized in these financial statements.

Details of future income taxes are as follows:

	2001	2000
Future income tax:		
Mineral properties and deferred exploration costs	$ 117,000	$ 258,000
Other assets	400	500
Losses available for future periods	1,727,000	1,790,000
	1,844,400	2,048,500
Valuation allowance	(1,844,400)	(2,048,500)
	$ -	$ -

Supplemental Mailing List Return Card (National Policy 41)

In accordance with National Policy Statement No 41/Shareholder Communication (the "Policy") and pursuant to the B Securities Act and Rules:

a) a registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in orde reports for the issuer's first, second, and third fiscal quarters. Registered shareholders will automatically receive a quarterl fourth fiscal quarter; and

b) a non-registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in quarterly reports for the issuer's first, second, and third quarters. Non-registered shareholders entitled to receive an issuer statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders, we you provide us with your email address. ***You may complete an electronic version of this form at :***

www.pctc.com/servlets/supp_list

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown b that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Company: ____
Please Print

Name: ________________________________ Address ________________________________
Please Print **Please Print**

City/Prov/State/ Postal Code: ________________________ Preferred Method of Communication: Email___

Signature: ________________________ Date: ____________ Email Address: ________________

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

INTERNATIONAL ROCHESTER ENERGY CORP.

TO BE HELD AT 1700 – 1075 W. GEORGIA ST.,

VANCOUVER, BC ON THURSDAY,

MARCH 28TH, 2002 AT 10:00 AM

The undersigned Shareholder of the Company hereby appoints, Philip J. Walsh, President of the Company, or failing this person, James L. Harris, Solicitor of the Company, or in the place of the foregoing, ____________________ (*print the name*), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of Davidson & Co., Chartered Accountants as Auditors	____	N/A	____
2.	To authorize the directors to fix the Auditors' remuneration	____	____	N/A
3.	To determine the number of Directors at three (3)	____	____	N/A
4(a)	To elect as Director, Philip J. Walsh	____	N/A	____
4(b)	To elect as Director, J. Victor Van Slyke	____	N/A	____
4(c)	To elect as Director, Marcus Foster	____	N/A	____
5.	To approve a special resolution to continue the Company as a British Columbia company	____	____	N/A
6.	To approve a special resolution to approve a name change and consolidation	____	____	N/A
7.	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolution	____	N/A	____

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Shareholder for the proxyholder to date this proxy on the date on which it is received by Computershare Investor Services Inc.

4. ***A Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may do so as follows:

   (a) ***If the Shareholder is registered as such on the books of the Company***, simply register the Shareholder's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a Shareholder*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Shareholder's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder's vote will be counted at that time.

5. ***A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

   (b) ***To appoint another person***, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, cross off the management appointees' names and insert the Shareholder's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Shareholder's appointed proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll*** of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Shareholder has returned the Instrument of Proxy, ***the Shareholder may still attend the Meeting*** and may vote in person should the Shareholder later decide to do so. However, to do so, the Shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, **this Instrument of Proxy *must be RECEIVED* at the office of "PACIFIC CORORATE TRUST COMPANY" by mail or by fax no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.